# SEC EDGAR Submission Header Summary

|  |  |
|---|---|
| **Submission Type** | **8-K** |
| **Exchange** | **NASD** |
| **Sub Filer Id** | **0000020212** |
| **Sub Filer Ccc** | **xxxxxxxx** |
| **Contact Name** | **Debra A. Wood** |
| **Contact Phone Number** | **502-636-4449** |
| **Item Ids** | **7.01** |
| **Reporting Period** | **09-20-2005** |
| **Global Enclosed File Count** | **3** |

## Documents

| 8-K | f8k092005.htm |
|---|---|
| | **Adoption of Trading Plan by CEO** |
| **GRAPHIC** | **smalllogo.jpg** |
| | **Churchill Downs Incorporated logo** |
| **8-K** | **submissionpdf.pdf** |
| | **Courtesy Copy** |

## Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**FORM 8-K**

**CURRENT REPORT**
**PURSUANT TO SECTION 13 OR 15(d) of the**
**SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported): September 20, 2005**



(Exact name of registrant as specified in its charter)

| Kentucky | 0-1469 | 61-0156015 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (IRS Employer Identification No.) |

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

# CHURCHILL DOWNS INCORPORATED

## INDEX

**Item 7.01**              **Regulation FD Disclosure**

On September 20, 2005, Thomas H. Meeker, President and Chief Executive Officer of Churchill Downs Incorporated (the "Company") adopted a trading plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, to provide for an orderly disposition of shares of the Company's common stock that Mr. Meeker has the right to acquire under stock options that will be expiring. The plan provides for the sale of up to 122,206 shares, subject to price limits, on pre-determined days over a period commencing October 3, 2005 and ending December 18, 2006.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

### CHURCHILL DOWNS INCORPORATED

September 20, 2005

/s/ Michael E. Miller
_____
Michael E. Miller
Executive Vice President and Chief Financial Officer

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